Rosetta Resources Inc.
717 Texas, Suite 2800
Houston, Texas 77002

April 19, 2007

Via EDGAR electronic transmission

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Rosetta Resources Inc.
Post-Effective Amendment to Form S-1
File No. 333-128888

Ladies and Gentlemen:

Pursuant to the conversations of our counsel with your office, we understand that the above referenced document will become effective upon communication by your office to our counsel that we have responded in an appropriate manner to your comments in the letter dated April 17, 2007 and that you have no further comments. We respectfully request that such effectiveness occur at any time prior to April 21, 2007.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Thomas R. Lamme by telephone: (713) 951-5864 or facsimile (832) 397-8067.

Securities and Exchange Commission
April 19, 2007

_______________________________

Very truly yours,

ROSETTA RESOURCES INC.

By:	/s/ Michael J. Rosinski
Michael J. Rosinski
Executive Vice President, Chief Financial
Officer, Secretary & Treasurer